Exhibit 23.4
Consent of Independent Auditors
The Board of Trustees and Shareholders:
We consent to the incorporation by reference in the Registration Statements on Form S-3 of First Potomac Realty Trust (for the registration of certain common and preferred shares of beneficial interest and senior debt securities filed on or about April 13, 2007) of our report dated March 28, 2007, with respect to the statement of revenues and certain expenses of Park Central for the year ended December 31, 2005, and to the reference to our firm under the heading “Experts” in such Form S-3 Registration Statements. Our report appears in the Current Report on Form 8-K filed by First Potomac Realty Trust on April 11, 2007, and is incorporated by reference into the aforementioned Registration Statements.
/s/ Goodman & Company, L.L.P.
Norfolk, Virginia
April 13, 2007